CALDWELL SUTTER CAPITAL, INC.
(SEC ID No. 8-27639)

ANNNUAL AUDIT REPORT

SEPTEMBER 30, 2019

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

PUBLIC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27639

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/18** (mm/dd/yy) AND ENDING **09/30/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caldwell Sutter Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Liberty Ship Way, Suite #3225
(No. and Street)

Sausalito (City) | **California** (State) | **94965-3324** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph F. Helmer — **415-962-2526** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) | **Walnut Creek** (City) | **California** (State) | **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Joseph F. Helmer**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Caldwell Sutter Capital, Inc.**, as of **September 30, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President
Title

See attached certificate

Notary Public

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
☐	(c)	Statement of Income (Loss).
☐	(d)	Statement of Cash Flows.
☐	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐	(g)	Computation of Net Capital.
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this 20 *Date* day of November *Month*, 2019 *Year*, by

(1) Joseph E. Helmer

(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DIANA M. VICTORIA
Notary Public - California
Marin County
Commission # 2291068
My Comm. Expires Jun 29, 2023

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

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Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report - Public

Document Date: ______________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________

CALDWELL SUTTER CAPITAL, INC.
TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Caldwell Sutter Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Caldwell Sutter Capital, Inc. (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.s

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Caldwell Sutter Capital, Inc.'s auditor since 2009.
Walnut Creek, California
November 26, 2019

CALDWELL SUTTER CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2019

ASSETS

Cash	$	236,636
Cash at clearing broker		525,687
Fixed income securities owned		914,176
Due from clearing broker		141,863
Accounts receivable		11,070
Prepaid income tax		64,246
Prepaid expenses and other assets		40,296
Secured demand notes		620,000
Property and equipment, net of $83,017 accumulated depreciation and amortization		4,723
Goodwill		155,543
Total Assets	$	2,714,240

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued liabilities	$	31,076
Accrued compensation		303,741
Accrued commissions		19,471
Other interest payable		325
Margin loan		911,184
Contingent consideration		42,919
Total Liabilities		1,308,716
Subordinated borrowings		920,000

Stockholders' Equity

Common stock (no par value; 10,000,000 shares authorized;		
1,070,000 shares issued and outstanding)		9,500
Retained earnings		476,024
Total Stockholders' Equity		485,524
Total Liabilities and Stockholders' Equity	$	2,714,240

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Caldwell Sutter Capital, Inc. (the "Company") was incorporated on February 16, 1982 as Caldwell Securities, Incorporated, and began operations on June 1, 1982. The Company changed its name to Caldwell Sutter Capital, Inc. in July 2017. The Company's main office is currently located in Sausalito, California with branch offices in Sweet, Idaho and Seattle, Washington. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board. The Company clears its securities transactions through its correspondent broker, Wedbush Securities Inc. ("Wedbush"). The Company's primary source of revenue is providing fee-based investment advisory services and brokerage services to customers primarily in California, who are predominately middle to upper income individuals and their estates, trusts, pensions and retirement plans.

2. **Significant Accounting Policies**

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than three months, which are not held for sale in the ordinary course of business. There were no cash equivalents at September 30, 2019.

Accounts Receivable
Accounts receivable and due from clearing broker represent commissions and fees due to the Company upon completion of performance obligations. Management reviews such accounts and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer. As of September 30, 2019, the Company considers accounts receivable and due from clearing broker to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment
Property and equipment are carried at cost. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method and declining balance method over the estimated useful life of 5 years. Leasehold improvements are amortized over the life of the underlying lease.

Income Taxes
Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. **Recently Issued Accounting Guidance, Not Yet Adopted**

ASU 2016-02 Leases
In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for the Company beginning October 1, 2019 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. The Company is evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

ASU 2016-13 Financial Instruments - Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing October 1, 2023 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. The Company is evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

4. **Deposit with Clearing Organization**

The Company's clearing broker, Wedbush, requires the Company maintain a minimum of $100,000 in cash deposits.

5. **Risk Concentration**

The Company's cash consists of cash held at financial institutions where they each may exceed insured limits during the year. At September 30, 2019, the Company's uninsured cash balances was $3,627.

6. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. Property and Equipment

As of September 30, 2019, property and equipment consist of the following:

Automobile	$	51,192
Computers and equipment		21,938
Leasehold improvements		14,610
Total cost		87,740
Total accumulated depreciation and amortization		(83,017)
Net property and equipment	$	4,723

8. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

On October 2, 2012, the Company acquired Wellington Securities, Inc. ("Wellington") as mentioned in Note 10. Based on the terms of the contract, the Company is required to pay contingent consideration over 32 quarters. At acquisition, goodwill was recognized and is measured annually for impairment based on a discounted cash flow model. The contingent consideration liability is estimated on a recurring basis annually at the report date using the discounted cash flow model and other unobservable inputs including historical company earnings, actual payments of the consideration, retirement of certain brokers and other trends. Both goodwill and the contingent consideration liability are level 3 fair value measurements.

8. **Fair Value Measurements** *(continued)*

The table below presents the amounts of assets and liabilities measured at fair value:

	Level 1	Level 2	Level 3	Total
Assets at fair value measured on a nonrecurring basis:				
Goodwill	$ -	$ -	$ 155,543	$ 155,543
Assets at fair value measured on a recurring basis:				
Fixed-Income Securities	$ 914,176	$ -	$ -	$ 914,176
Liabilities at fair value measured on a recurring basis:				
Contingent consideration				
Wellington	$ -	$ -	$ 42,919	$ 42,919

Recurring fair value measurements using significant unobservable inputs (Level 3):

	Level 3	Total
Liabilities at fair value:		
Contingent consideration as of October 1, 2018	$ 58,777	$ 58,777
Payment of consideration	(12,846)	(12,846)
Acquisition gain	(3,012)	(3,012)
Contingent consideration as of September 30, 2019	$ 42,919	$ 42,919

9. **Commitments**

Acquisition of Wellington
On October 2, 2012, the Company entered into an asset purchase agreement with Wellington whereby Wellington transferred its client accounts and associates to the Company. As full consideration, the Company agreed to pay Wellington twenty-five percent of commissions and fees that the Company receives as a result of the production and services of Wellington for a period of thirty-two quarters, ending with the quarter ending December 31, 2020. Contingent consideration was estimated at fair value of $42,919 at September 30, 2019 using a discounted cash flow analysis. Accrued interest was $325 at September 30, 2019. As a result of the acquisition, the Company recognized goodwill of $155,543, which was not considered impaired at September 30, 2019.

10. **Margin Loan**

The margin loan of $911,184 is secured by fixed income securities owned. The interest charged is the federal funds rate plus 2.50% and is payable monthly. If sufficient equity is not maintained in the account, the clearing broker can initiate a margin call and can request a deposit of additional funds or securities or can sell securities. The clearing broker has the right to call the margin loan in full at any time.

11. **Related Party Transactions**

Subordinated Borrowings

The Company has a $120,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by FINRA in 2014. The note expires on September 30, 2023, and is secured by a security with a market value of $614,651 at September 30, 2019. The note has a 10% interest rate payable monthly through the expiration of the note. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has a $500,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by FINRA in 2012. The note was extended during 2015 and expires on September 30, 2023, and is secured by securities with a total market value of $2,211,092 at September 30, 2019. The note has a 10% interest rate payable monthly through the expiration of the note. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has three $100,000 loans subordinated to claims of general creditors totaling $300,000. Two of the notes were approved by FINRA on July 24, 2017 and have an extended expiration date of July 24, 2021. One of the notes was approved by FINRA on February 14, 2018 and expires on February 14, 2021. All notes have an 8% interest rate payable monthly through the expiration of the notes.

12. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2019, the Company's net capital was $1,079,940 which exceeded the requirement by $979,940.

13. **Recently Adopted Accounting Pronouncement - Revenue from Contracts with Customers**

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), that defines how companies report revenue from contracts with customers and requires enhanced disclosures. The Company adopted ASU 2014-09 as of October 1, 2018 and elected to use a full retrospective approach applied to contracts that were not completed as of October 1, 2018. Therefore, any cumulative effect of applying the new standard would be presented at the earliest period reflected on the financial statements. The implementation of ASU 2014-09 did not result in a cumulative-effect adjustment at the date of adoption and had no material impact on the Company's financial statements for the year ended September 30, 2019.

The core principle of guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue standard primarily impacts the Company's revenue recognition and presentation accounting policies as follows:

Investment Advisory Fees

The Company earns fees from providing investment advisory services to private clients. Investment advisory fees are calculated as a percentage of assets under management. Under the new revenue standard, the performance obligation is deemed to be fulfilled when the transfer of service has occurred. Therefore, since investment advisory services are performed over time, the Company continues to recognize advisory income at such time.

13. **Recently Adopted Accounting Pronouncement - Revenue from Contracts with Customers** *(continued)*

Principal Trading

The Company earns principal trading revenue on the sale of securities purchased and held in the Company's accounts on behalf of the private and institutional clients. Principal trading revenue is based upon an agreed upon transaction fee and is recognized as of the trade date.

Commission Revenue

The Company earns commission revenue on the sale of securities to private and institutional clients. Commissions are based upon an agreed upon transaction fee. Historically, commission income was recognized as of the trade date. Since the new revenue standard considers the performance obligation fulfilled as of the trade date, the Company continues to recognize commission income at such time.

12b-1 Fees

The Company earns 12b-1 fees after placing private clients in mutual funds. 12b-1 fees are calculated as a percentage of net assets under management. These fees are considered variable and are recognized over time, as long as the private clients are invested.

Underwriting Income

The Company earns underwriting income by providing underwriting services to institutional customers. Underwriting income is calculated as the difference between the price the Company pays the issuer and the price at which the Company places the issue on the market. Historically, underwriting income was recognized as of the trade date. Since the new revenue standard considers the performance obligation fulfilled as of the trade date, the Company continues to recognize underwriting income at such time.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At October 1, 2018 and September 30, 2019, accounts receivable related to revenue from contracts with customers were $33,903 and $11,070 respectively. At October 1, 2018 and September 30, 2019, due from clearing related to revenue from contracts with customers were $110,710 and $141,863 respectively. There was no significant impairment related to either of these receivables during the year ended September 30, 2019. Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Since the Company does not have fees collected in advance at the end of each quarter, there is no deferred revenue as of October 1, 2018 and September 30, 2019.

Contract Costs

Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied.

14. **Lease Commitments**

The Company conducts its operations from facilities that are leased under a three-year, noncancelable, operating lease expiring in March 2020. There is an option to renew the lease for an additional three years under the same terms as the present lease. Each year, the rent may be increased by a ratio based on the increase in the consumer price index from the previous year. The Company leases additional space on a month-to-month basis.

In addition, the Company has a branch location where it conducts operations from facilities that are leased under another three-year noncancelable operating lease expiring in July 2020. There is an option to renew the lease for an additional three years at an increased monthly rental.

15. **Income Taxes**

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to United States federal and state income tax examinations by tax authorities for tax years before 2015 and 2014, respectively. Deferred taxes were not significant at September 30, 2019.

The Company uses a loss contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. There were no uncertain tax positions at September 30, 2019.

16. **Subsequent Events**

The Company has evaluated subsequent events through November 26, 2019, the date which the financial statements were issued.